Exhibit 99.1

Luokung Regains Compliance with Nasdaq Minimum Bid Price Requirement

BEIJING, Oct. 07, 2024 (GLOBE NEWSWIRE) -- Luokung Technology Corp. (NASDAQ: LKCO) (“Luokung” or the “Company”), a leading spatial-temporal intelligent big data services company and provider of interactive location-based services (“LBS”) and high-definition maps (“HD Maps”) in China, today announced that on October 1, 2024, it received a letter from the Nasdaq Stock Market LLC (“Nasdaq”) notifying the Company that it has regained compliance with the Nasdaq Capital Market’s minimum bid price requirement. The letter noted that as of September 30, 2024, the Company evidenced a closing bid price of its ordinary shares at or greater than the $1.00 per share minimum requirement for 10 consecutive business days. Nasdaq stated that accordingly, Luokung has regained compliance with Nasdaq Marketplace Rule 5550(a)(2), and Nasdaq considers the matter closed.

About Luokung Technology Corp.

Luokung Technology Corp. is a leading spatial-temporal intelligent big data services company, as well as a leading provider of LBS and HD Maps for various industries in China. Backed by its proprietary technologies and expertise in HD Maps and multi-sourced intelligent spatial-temporal big data, Luokung has established city-level and industry-level holographic spatial-temporal digital twin systems and actively serves industries including smart transportation (autonomous driving, smart highway and vehicle-road collaboration), natural resource asset management (carbon neutral and environmental protection remote sensing data service), and LBS smart industry applications (mobile Internet LBS, smart travel, smart logistics, new infrastructure, smart cities, emergency rescue, among others). The Company routinely provides important updates on its website: https://www.luokung.com.

CONTACT:

The Company:

Mr. Jian Zhang

Chief Financial Officer

Tel: +86-10-6506-5217

Email: ir@luokung.com